Exhibit 99.3

PEOPLES REPUBLIC OF CHINA

MINING CERTIFICATE

(copy)

Certificate No: 2300000520838

Mining Right Holder: Heilongjiang Tong Gong Mining Co., Ltd

Address: Aihui District, Heihe City, Heilongjiang Province

Mine Name: Heilongjiang Tong Gong Mining Co., Ltd

Organization Type: Limited Liability Company

Mine Type: Coal

Mining Method: Underground

Production Volume: 150,000 tonnes / Annual

Mining Area: 1.1193 Square Kilometers

Effective Period: From December, 2005 to April, 2015

Mining Side Coordinates:

Point #	X Coordinates	Y Coordinates
1	5558740.00	42499520.00
2	5557350.00	42499040.00
3	5557980.00	42500260.00
4	5558800.00	42500200.00
5	5559200.00	42500000.00

Mining Depth: From 380 meters to 50 meters elevation, total 5 inflection point for delineation